Exhibit 99.1

FIESTA RESTAURANT GROUP, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-1
Financial Statements:
Consolidated Balance Sheets	F-2
Consolidated Statements of Operations	F-3
Consolidated Statements of Changes in Stockholder’s Equity (Deficit)	F-4
Consolidated Statements of Cash Flows	F-5
Notes to Consolidated Financial Statements	F-6 to F-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Fiesta Restaurant Group, Inc. and subsidiaries

Syracuse, New York

We have audited the accompanying consolidated balance sheets of Fiesta Restaurant Group, Inc. and subsidiaries (the “Company”), entities under common control and oversight of Carrols Corporation (“Carrols”), as of January 1, 2012 and January 2, 2011, and the related consolidated statements of operations, changes in stockholder’s equity (deficit), and cash flows for each of the three years in the period ended January 1, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2012 and January 2, 2011, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from Carrols applicable to the Company as a whole.

/s/ Deloitte & Touche LLP

Rochester, New York

March 7, 2012

FIESTA RESTAURANT GROUP, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2010

(In thousands of dollars)

	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$13,670	$2,583
Trade receivables	4,842	3,481
Inventories	2,264	2,067
Prepaid rent	2,397	2,320
Prepaid expenses and other current assets	2,660	2,292
Deferred income taxes (Note 11)	1,776	2,300

Total current assets	27,609	15,043
Property and equipment, net (Note 2)	195,122	202,412
Goodwill (Note 3)	123,484	123,484
Intangible assets, net	301	419
Deferred income taxes (Note 11)	11,659	11,091
Deferred financing fees	6,908	—
Other assets	5,083	5,437

Total assets	$370,166	$357,886

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt (Note 6)	$59	$56
Due to parent company (Note 7)	1,511	—
Accounts payable	7,515	5,892
Accrued interest	7,152	—
Accrued payroll, related taxes and benefits	12,154	10,436
Accrued real estate taxes	3,197	3,172
Other liabilities	5,085	3,940

Total current liabilities	36,673	23,496
Long-term debt, net of current portion (Note 8)	200,949	1,008
Due to parent company (Note 7)	—	138,756
Lease financing obligations (Note 9)	123,019	122,975
Deferred income—sale-leaseback of real estate	4,055	3,890
Other liabilities (Note 5)	10,142	9,850

Total liabilities	374,838	299,975
Commitments and contingencies (Note 13)
Stockholder’s equity (deficit):
Common stock, par value $.01; authorized, issued and outstanding 1,000 shares	—	—
Additional paid-in capital	3,345	—
Retained earnings (deficit) (Note 7)	(8,017)	57,911

Total stockholder’s equity (deficit)	(4,672)	57,911

Total liabilities and stockholder’s equity (deficit)	$370,166	$357,886

The accompanying notes are an integral part of these combined financial statements.

FIESTA RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

	Year ended December 31,
	2011	2010	2009
Revenues:
Restaurant sales	$473,249	$437,538	$430,514
Franchise royalty revenues and fees	1,719	1,533	1,606

Total revenues	474,968	439,071	432,120

Costs and expenses:
Cost of sales	152,711	135,236	132,070
Restaurant wages and related expenses (including stock-based compensation expense of $18, $28, $88, respectively)	129,083	122,519	120,105

Restaurant rent expense (Note 6)	16,930	16,620	17,437
Other restaurant operating expenses	61,877	60,041	60,384
Advertising expense	16,264	15,396	14,959
General and administrative (including stock-based compensation expense of $1,690, $ 974 and $669, respectively)	37,459	32,865	32,148
Depreciation and amortization	19,537	19,075	19,676
Impairment and other lease charges	2,744	6,614	2,284
Other expense (income)	146	—	(799)

Total operating expenses	436,751	408,366	398,264

Income from operations	38,217	30,705	33,856
Interest expense	24,041	19,898	20,447

Income before income taxes	14,176	10,807	13,409
Provision for income taxes (Note 11)	4,635	3,764	5,045

Net income	$9,541	$7,043	$8,364

Basic and diluted net income per share	$9,541	$7,043	$8,364

Basic and diluted weighted average common shares outstanding	1,000	1,000	1,000

The accompanying notes are an integral part of these consolidated financial statements.

FIESTA RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY (DEFICIT)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

			Additional	Retained	Total
	Common	Common	Paid-In	Earnings	Stockholder’s
	Stock Shares	Stock	Capital	(Deficit)	Equity (Deficit)
Balance at January 1, 2009	1,000	$—	$—	$42,504	$42,504
Net income	—		—	8,364	8,364

Total comprehensive income					8,364

Balance at December 31, 2009	1,000	—	—	50,868	50,868
Net income	—	—	—	7,043	7,043

Total comprehensive income					7,043

Balance at December 31, 2010	1,000	—	—	57,911	57,911
Capital contributions			3,345	—	3,345
Dividend	—	—	—	(75,469)	(75,469)
Net income	—	—	—	9,541	9,541

Total comprehensive income					9,541

Balance at December 31, 2011	1,000	$—	$3,345	$(8,017)	$(4,672)

The accompanying notes are an integral part of these consolidated financial statements.

FIESTA RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

	Year ended December 31,
	2011	2010	2009
Cash flows provided from operating activities:
Net income	$9,541	$7,043	$8,364
Adjustments to reconcile net income to net cash provided from operating activities:
Loss (gain) on disposals of property and equipment	325	327	(107)
Stock-based compensation	1,708	1,002	757
Impairment and other lease charges	2,744	6,614	2,284
Depreciation and amortization	19,537	19,075	19,676
Amortization of deferred financing costs	840	234	346
Amortization of deferred gains from sale-leaseback transactions	(270)	(259)	(104)
Accretion of interest on lease financing obligations	48	409	374
Deferred income taxes	(44)	(2,950)	(561)
Changes in other operating assets and liabilities:
Accounts receivable	(1,361)	901	(198)
Accounts payable	1,892	(173)	(3,963)
Accrued payroll, related taxes and benefits	1,718	276	3,213
Accrued interest	7,152	—	—
Other liabilities—current	817	(1,638)	814
Other liabilities—long term	(817)	1,531	28
Other	(663)	137	2,321

Net cash provided from operating activities	43,167	32,529	33,244

Cash flows used for investing activities:
Capital expenditures:
New restaurant development	(12,576)	(11,382)	(7,789)
Restaurant remodeling	(4,435)	(6,685)	(2,044)
Other restaurant capital expenditures	(5,040)	(5,178)	(3,570)
Corporate and restaurant information systems	(814)	(153)	(2,724)

Total capital expenditures	(22,865)	(23,398)	(16,127)
Properties purchased for sale-leaseback	—	(1,345)	(1,709)
Proceeds from sale-leaseback transactions	7,783	3,363	—
Proceeds from sales of other properties	—	—	570

Net cash used for investing activities	(15,082)	(21,380)	(17,266)

Cash flows used for financing activities:
Proceeds from issuance of senior secured second lien notes	200,000	—	—
Borrowings (payments) to parent company, net	(138,953)	(18,040)	(18,965)
Capital contribution from parent company	3,345
Dividend to parent company	(75,469)	—	—
Principal payments on capital leases	(56)	(45)	(40)
Financing costs associated with issuance of debt	(7,512)	—	—
Proceeds from lease financing obligations	1,736	5,915	4,550
Financing costs associated with issuance of lease financing obligations	(89)	(250)	(194)

Net cash used for financing activities	(16,998)	(12,420)	(14,649)

Net increase (decrease) in cash and cash equivalents	11,087	(1,271)	1,329
Cash and cash equivalents, beginning of period	2,583	3,854	2,525

Cash and cash equivalents, end of period	$13,670	$2,583	$3,854

Supplemental disclosures:
Interest paid on long-term debt	$280	$—	$—
Interest paid on lease financing obligations	$11,240	$10,865	$10,549
Accruals for capital expenditures	$161	$430	$144
Capital lease obligations incurred	$—	$123	$—
Non-cash reduction of lease financing obligations	$1,740	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

1. Description of Business and Summary of Significant Accounting Policies

Basis of Consolidation. The consolidated financial statements presented herein reflect the consolidated financial position, results of operations and cash flows of Fiesta Restaurant Group, Inc. (“Fiesta Restaurant Group”) and its wholly-owned subsidiaries Pollo Operations, Inc. and Pollo Franchise, Inc., (collectively “Pollo Tropical”) and Taco Cabana, Inc. and its subsidiaries, (collectively “Taco Cabana”). Fiesta Restaurant Group was incorporated in April 2011. In May 2011, Carrols Corporation (“Carrols” or “Parent Company”) contributed all of the outstanding capital stock of Pollo Tropical and Taco Cabana to Fiesta Restaurant Group in exchange for all of the outstanding capital stock of Fiesta Restaurant Group and Fiesta Restaurant Group became a wholly-owned subsidiary of Carrols. Unless the context otherwise requires, Fiesta Restaurant Group and its subsidiaries, Pollo Tropical and Taco Cabana, are collectively referred to as the “Company.” Carrols is a wholly owned subsidiary of Carrols Restaurant Group, Inc., a publicly traded company (“Carrols Restaurant Group”). The consolidated financial statements have been prepared as if the Company was in existence for all periods presented. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

On February 24, 2011, Carrols Restaurant Group announced its intention to pursue the splitting of its business into two separate, publicly-traded companies through a tax-free spin-off of the Company’s common stock to Carrols Restaurant Group’s stockholders. If the spin-off is consummated, the Company will continue to own and operate the Pollo Tropical and Taco Cabana brands. Carrols Restaurant Group will continue to own and operate its franchised Burger King restaurants. In the spin-off, it is anticipated that all shares of the Company’s common stock, which are currently held by Carrols, will be distributed in the form of a pro rata dividend to the stockholders of Carrols Restaurant Group.

The consolidated financial statements reflect certain general corporate overhead and interest expenses allocated by Carrols to the Company. Effective with the refinancing discussed in Note 8, on August 5, 2011 the Company secured its own financing and interest allocations from Carrols ceased. Management believes that such allocations are reasonable and based on a systematic rational method; however, they are not necessarily indicative of the actual financial results of the Company, including such expenses that would have been incurred by the Company had it been operating as a separate, standalone entity for the periods presented. All intercompany transactions between the Company’s subsidiaries have been eliminated in consolidation. As a standalone entity, the Company expects to incur expenses that may not be comparable in future periods to what is presented for the historical periods presented in the consolidated financial statements. Consequently, the financial information herein may not reflect the financial position, results of operations and cash flows of the Company in the future or if the Company had been an independent standalone entity during the periods presented. Carrols’ and the Company’s management believe that the consolidated financial statements include all adjustments necessary for a fair presentation of the businesses.

Business Description. At January 1, 2012 the Company operated 91 Pollo Tropical restaurants, of which 85 were in Florida, five were in New Jersey, and one was in Georgia, and franchised a total of 31 Pollo Tropical restaurants, including 21 in Puerto Rico, two in Ecuador, one in Honduras, one in the Bahamas, one in Trinidad, two in Venezuela and three on college campuses in Florida. At January 1, 2012, the Company also operated 158 Taco Cabana restaurants located primarily in Texas and franchised two Taco Cabana restaurants in New Mexico, two in Texas and one in Georgia.

Use of Estimates. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements. Estimates also affect the

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include: allocations of Carrols’ general and administrative expenses and interest expense on amounts due to Carrols, accrued occupancy costs, insurance liabilities, evaluation for impairment of goodwill and long-lived assets and lease accounting matters. Actual results could differ from those estimates.

Fiscal Year. The Company uses a 52-53 week fiscal year ending on the Sunday closest to December 31. All references herein to fiscal years ended January 3, 2010, January 2, 2011 and January 1, 2012 will be referred to as fiscal years ended December 31, 2009, 2010 and 2011, respectively. The fiscal year ended December 31, 2009 contained 53 weeks and the fiscal years ended December 31, 2011 and 2010 each contained 52 weeks.

Allocations. Carrols provides administrative support to the Company for executive management, information systems and certain accounting, legal and other administrative functions. See Note 7—Due to Parent Company for a listing of such transactions and the related financial statement impact. For the years ended December 31, 2011, 2010 and 2009, these costs were allocated to the Company based primarily on a pro-rata share of either the Company’s revenues, number of restaurants or number of employees. The accompanying consolidated financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the results of operations or cash flows that would have resulted had these and other related-party transactions been consummated with unrelated parties or had the Company been a standalone company.

Cash and Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Inventories. Inventories, primarily consisting of food and paper, are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment. The Company capitalizes all direct costs incurred to construct and substantially improve its restaurants. These costs are depreciated and charged to expense based upon their property classification when placed in service. Property and equipment is recorded at cost. Repair and maintenance activities are expensed as incurred. Depreciation and amortization is provided using the straight-line method over the following estimated useful lives:

Buildings	5 to 30 years
Equipment	3 to 7 years
Computer hardware and software	3 to 7 years
Assets subject to capital lease	Shorter of useful life or lease term

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the underlying lease term. In circumstances where an economic penalty would be presumed by the non-exercise of one or more renewal options under the lease, the Company includes those renewal option periods when determining the lease term. For significant leasehold improvements made during the latter part of the lease term, the Company amortizes those improvements over the shorter of their useful life or an extended lease term. The extended lease term would consider the exercise of renewal options if the value of the improvements would imply that an economic penalty would be incurred without the renewal of the option. Building costs incurred for new restaurants on leased land are depreciated over the lease term, which is generally a 20-year period.

Goodwill. Goodwill represents the excess purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets acquired by Carrols from its acquisitions of Pollo Tropical in 1998 and Taco Cabana in 2000. Goodwill is not amortized but is tested for impairment at least annually as of December 31.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

Long-Lived Assets. The Company assesses the recoverability of property and equipment and intangible assets by determining whether the carrying value of these assets can be recovered over their respective remaining lives through undiscounted future operating cash flows. Impairment is reviewed whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable.

Deferred Financing Costs. Financing costs incurred in obtaining long-term debt and lease financing obligations are capitalized and amortized over the life of the related obligation as interest expense using the effective interest method.

Leases. All leases are reviewed for capital or operating classification at their inception. The majority of the Company’s leases are operating leases. Many of the lease agreements contain rent holidays, rent escalation clauses and/or contingent rent provisions. Rent expense for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term, including any option periods included in the determination of the lease term. Contingent rentals are generally based upon a percentage of sales or a percentage of sales in excess of stipulated amounts and are not considered minimum rent payments but are recognized as rent expense when incurred.

Lease Financing Obligations. Lease financing obligations pertain to real estate sale-leaseback transactions accounted for under the financing method. In accordance with ASC 840-40-25-16 “Sale-Leaseback Transactions”, the Company has recorded lease financing obligations for sale-leaseback transactions where the rental payments of the Company are guaranteed by Carrols on an unsecured basis or where Carrols was the primary lessee at the time of the sale-leaseback transaction. The assets (land and building) subject to these obligations remain on the Company’s consolidated balance sheet at their historical costs and such assets (excluding land) continue to be depreciated over their remaining useful lives. The proceeds received by the Company from these transactions are recorded as lease financing obligations and the lease payments are applied as payments of principal and interest. The selection of the interest rate on lease financing obligations is evaluated at inception of the lease based on Carrols’ incremental borrowing rate adjusted to the rate required to prevent recognition of a non-cash loss or negative amortization of the obligation through the end of the primary lease term.

Revenue Recognition. Revenues from the Company’s owned and operated restaurants are recognized when payment is tendered at the time of sale. Franchise royalty revenues are based on a percent of gross sales and are recorded as income when earned.

Income Taxes. The Company’s taxable income has historically been included in the consolidated U.S. federal income tax return of Carrols and in income tax returns filed by Carrols with certain state taxing jurisdictions. The Company’s income tax liability has been computed and presented in these consolidated financial statements as if it were a separate taxpaying entity for the periods presented.

Deferred income tax assets and liabilities are based on the difference between the financial statement and tax bases of assets and liabilities as measured by the tax rates that are anticipated to be in effect when those differences reverse. The deferred tax provision generally represents the net change in deferred tax assets and liabilities during the period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is established when it is necessary to reduce deferred tax assets to amounts for which realization is more likely than not. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

Advertising Costs. All advertising costs are expensed as incurred.

Cost of Sales. The Company includes the cost of food, beverage and paper, net of any discounts, in cost of sales.

Pre-opening Costs. The Company’s pre-opening costs are expensed as incurred and generally include payroll costs associated with opening the new restaurant, rent and promotional costs.

Insurance. The Company is insured for workers’ compensation, general liability and medical insurance claims under policies covering both Carrols and the Company. All claims are paid, subject to stop-loss limitations both for individual claims and claims in the aggregate. Losses are accrued based upon estimates of the aggregate liability for claims based on the Company’s experience and certain actuarial methods used to measure such estimates. The Company does not discount any of its self-insurance obligations.

Fair Value of Financial Instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. In determining fair value, the accounting standards establish a three level hierarchy for inputs used in measuring fair value as follows: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities; and Level 3 inputs are unobservable and reflect our own assumptions. The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the fair value:

•

Current Assets and Liabilities. The carrying values of cash and cash equivalents, trade receivables, accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments.

•

Fiesta Restaurant Group 8.875% Senior Secured Second Lien Notes due 2016. The fair value of outstanding Fiesta senior secured second lien notes is based on recent trading values, and at December 31, 2011, was approximately $199.5 million.

•	Revolving Credit Facility. There were no outstanding borrowings under the revolving credit facility at December 31, 2011.

See Note 4 for discussion of the fair value measurement of non-financial assets.

Gift cards. The Company sells gift cards to its customers in its restaurants and through select third parties. The Company recognizes revenue from gift cards upon redemption by the customer. The gift cards have no stated expiration dates and are subject to escheatment rights in certain states. Revenues from unredeemed gift cards are not material to the Company’s financial statements.

Subsequent Events. The Company reviewed and evaluated subsequent events through the issuance date of the Company’s financial statements.

Recent Accounting Pronouncements. In September 2011, the Financial Accounting Standards Board (“FASB”) issued guidance on testing goodwill for impairment. The guidance provides entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. The Company is evaluating the impact of this guidance on its annual testing for goodwill impairment in 2012.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

In September 2011, the FASB issued guidance on the presentation of comprehensive income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The guidance allows two presentation alternatives: (1) to present items of net income and other comprehensive income in one continuous statement; or (2) in two separate, but consecutive, statements of net income and other comprehensive income. This guidance is effective as of the beginning of a fiscal year that begins after December 15, 2011. Early adoption is permitted, but full retrospective application is required. The Company is in the process of deciding which alternative it will choose upon adoption

2. Property and Equipment

Property and equipment at December 31 consisted of the following:

	December 31,
	2011	2010
Land	$69,617	$70,704
Owned buildings	67,830	68,264
Leasehold improvements	104,292	100,215
Equipment	111,590	106,872
Assets subject to capital leases	1,151	1,151

	354,480	347,206
Less accumulated depreciation and amortization	(159,358)	(144,794)

	$195,122	$202,412

Assets subject to capital leases primarily pertain to buildings leased for certain restaurant locations and certain office equipment and had accumulated amortization at December 31, 2011 and 2010 of $376 and $296, respectively. At December 31, 2011 and 2010, land of $55,641 at both dates and owned buildings of $55,489 at both dates were subject to lease financing obligations accounted for under the lease financing method. Accumulated depreciation pertaining to owned buildings subject to lease financing obligations at December 31, 2011 and 2010 was $23,772 and $21,537, respectively.

Depreciation expense for all property and equipment for the years ended December 31, 2011, 2010 and 2009 was $19,356, $18,962, and $19,543, respectively.

3. Goodwill

Goodwill. On July 9, 1998, Carrols consummated the purchase of Pollo Tropical for a cash purchase price of $96.6 million. On December 19, 2000, Carrols acquired Taco Cabana for $154.7 million. The excess purchase price over net assets acquired, or goodwill, by Carrols for Pollo Tropical was approximately $64.0 million and for Taco Cabana was approximately $70.5 million. Such goodwill was amortized prior to January 1, 2002. There has been no impairment charges related to goodwill. All assets and liabilities acquired, including initial goodwill amounts, were recorded in the Company’s consolidated balance sheet.

The Company is required to review goodwill for impairment annually or more frequently when events and circumstances indicate that the carrying amount may be impaired. If the determined fair value of goodwill is less than the related carrying amount, an impairment loss is recognized. The Company performs its annual impairment assessment as of December 31 and has determined its reporting units to be at the brand level for Pollo Tropical and Taco Cabana.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

In performing its goodwill impairment test, the Company compared the net book values of its reporting units to their estimated fair values, the latter determined by employing a combination of a discounted cash flow analysis and a market-based approach. The results of the discounted cash flow analyses were corroborated with other value indicators where available, such as comparable company earnings multiples.

There have been no changes in goodwill and no goodwill impairment losses for the years ended December 31, 2011, 2010 and 2009. Goodwill is summarized below:

	Pollo Tropical	Taco Cabana	Total

Balance, December 31, 2011 and 2010	$56,307	$67,177	$123,484

4. Impairment of Long-Lived Assets and Other Lease Charges

The Company reviews its long-lived assets, principally property and equipment, for impairment at the restaurant level. If an indicator of impairment exists for any of its assets, an estimate of undiscounted future cash flows over the life of the primary asset for each restaurant is compared to that long-lived asset’s carrying value. If the carrying value is greater than the undiscounted cash flow, the Company then determines the fair value of the asset and if an asset is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset over its fair value plus any lease liabilities to be incurred for non-operating restaurants, net of any estimated sublease recoveries.

The Company determined the fair value of restaurant equipment, for those restaurants reviewed for impairment, based on current economic conditions and the Company’s history of using these assets in the operation of its business. These fair value asset measurements rely on significant unobservable inputs and are considered Level 3 in the fair value hierarchy. The Level 3 assets measured at fair value associated with impairment charges recorded in 2011 totaled $0.2 million at December 31, 2011.

Impairment and other lease charges recorded on long-lived assets for the Company’s segments were as follows:

	Year Ended December 31,
	2011	2010	2009
Pollo Tropical	$2,457	$4,671	$2,152
Taco Cabana	287	1,943	132

	$2,744	$6,614	$2,284

During the year ended December 31, 2011, the Company recorded other lease charges of $1.2 million associated with five closed Pollo Tropical restaurants and $0.1 million of lease charges for two closed Taco Cabana restaurants. The Company also recorded fixed asset impairment charges of $1.3 million for an underperforming Pollo Tropical restaurant.

During the year ended December 31, 2010, the Company recorded impairment and other lease charges of $6.6 million which included fixed asset impairment charges of $3.9 million for four underperforming Pollo Tropical restaurants and $1.4 million for two underperforming Taco Cabana restaurants. The Company also recorded other lease charges of $0.7 million for non-operating Pollo Tropical properties and $0.5 million in charges for non-operating Taco Cabana restaurant properties.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

The Company closed one Pollo Tropical restaurant in 2009 whose fixed assets were impaired in 2008, and recorded a lease charge of $0.3 million in 2009. During 2009, the Company also recorded fixed asset impairment charges of $1.9 million associated with an underperforming Pollo Tropical restaurant.

5. Other Liabilities, Long-Term

Other liabilities, long-term, at December 31, consisted of the following:

	December 31,
	2011	2010
Accrued occupancy costs	$7,459	$6,865
Accrued workers’ compensation and general liability claims	1,251	1,480
Deferred compensation	710	673
Other	722	832

	$10,142	$9,850

Accrued occupancy costs include obligations pertaining to closed restaurant locations, contingent rent and accruals to expense operating lease rental payments on a straight-line basis over the lease term.

The following table presents the activity in the exit cost reserve, of which $1.1 million is included in long-term accrued occupancy costs above, with the remainder in current liabilities

	December 31,
	2011	2010
Balance, beginning of period	$1,665	$862
Provisions for restaurant closures	800	563
Accruals for additional lease charges	649	716
Payments, net	(1,021)	(632)
Other adjustments	153	156

Balance, end of period	$2,246	$1,665

6. Leases

The Company utilizes land and buildings in its operations under various lease agreements. The Company does not consider any one of these individual leases material to the Company’s operations. Initial lease terms are generally for twenty years and, in many cases, provide for renewal options and in most cases rent escalations. Certain leases require contingent rent, determined as a percentage of sales as defined by the terms of the applicable lease agreement. For most locations, the Company is obligated for occupancy related costs including payment of property taxes, insurance and utilities.

During the year ended December 31, 2011 and 2010, the Company sold five and two restaurant properties, respectively, in sale-leaseback transactions for net proceeds of $7,783 and $3,363, respectively. These leases have been classified as operating leases and generally contain a twenty-year initial term plus renewal options. There were no qualified sale-leaseback transactions for the year ended December 31, 2009.

Deferred gains on sale-leaseback transactions of $436 and $103 were recognized during the year ended December 31, 2011 and 2010, respectively and are being amortized over the term of the related leases. The

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

amortization of deferred gains on sale-leaseback transactions was $270, $259 and $104 for the years ended December 31, 2011, 2010 and 2009, respectively.

Minimum rent commitments due under capital and non-cancelable operating leases at December 31, 2011 were as follows:

Years Ending December 31,	Capital	Operating
2012	$142	$17,612
2013	139	17,433
2014	132	16,629
2015	121	16,056
2016	116	15,352
Thereafter	1,066	112,971

Total minimum lease payments	1,716	$196,053

Less amount representing interest	(708)

Total obligations under capital leases	1,008
Less current portion	(59)

Long-term debt under capital leases	$949

Total rent expense on operating leases, including contingent rentals, was as follows:

	Year ended December 31,
	2011	2010	2009
Minimum rent on real property	$16,721	$16,534	$17,346
Additional rent based on percentage of sales	209	86	91

Restaurant rent expense	16,930	16,620	17,437
Administrative and equipment rent	819	763	1,036

	$17,749	$17,383	$18,473

7. Due to Parent Company

The balance due to Parent Company at December 31, 2011 and 2010 reflect the amounts funded by Carrols for its acquisitions of Pollo Tropical and Taco Cabana reduced by the net cash flows remitted by the Company to Carrols since that time. Amounts due to Parent Company also include certain allocated administrative and corporate costs incurred by Carrols, certain income taxes payable and, prior to the refinancing discussed in Note 8, interest expense on the amount due to parent company. Prior to the Company’s debt financings on August 5, 2011, funding required by the Company to cover its cash needs had been provided directly by Carrols which had secured all third-party financing.

Amounts due to the Parent Company of $117.1 million were repaid on August 5, 2011 in connection with the Company’s debt financings discussed in Note 8. In addition, the proceeds were used to pay a dividend of $75.5 million to Carrols for Carrols to repay its outstanding long-term debt which has been reflected as a financing activity on the consolidated statement of cash flows. Amounts subsequent to August 5, 2011, shown as intercompany payable at December 31, 2011 in the accompanying consolidated balance sheet, represent amounts related to administrative support provided by Carrols and taxes payable by the Company to Carrols due to the Company’s inclusion in Carrols’ consolidated federal and certain state income tax returns.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

Prior to August 5, 2011, interest expense has been allocated to the Company based on the amount due to Parent Company during the year and the weighted average interest rate in effect for the period for Carrols on its long-term debt obligations, excluding lease financing obligations. Effective with the Company’s debt financings on August 5, 2011, intercompany interest allocations from Carrols ceased. The weighted average interest rate used for the allocation of interest to the Company for the years ended December 31, 2011, 2010 and 2009 was 6.3%, 6.1% and 5.9%, respectively. Interest expense on the amount due to Parent Company was $4,715, $8,825 and $9,625 for the years ended December 31, 2011, 2010 and 2009, respectively. Management believes the allocation basis for interest expense is reasonable based on the historical financing needs of the Company. However, such estimates are not necessarily representative of the costs in the future or if the Company had been a standalone entity during the periods presented.

In the fourth quarter of 2011, Carrols made a capital contribution to the Company of $3.3 million. This capital contribution was primarily due to Carrols assuming the liability for the Company’s Federal income tax payments for the year ended December 31, 2011.

Allocated Expenses. The administrative support provided by Carrols to the Company has been allocated based on estimates and a pro-rata percentage of Pollo Tropical and Taco Cabana revenues, number of restaurants or number of employees. The administrative support expenses are subject to a management services agreement and include centralized corporate functions provided by Carrols including executive management, information systems, finance, legal, accounting, internal audit and human resources and certain other administrative functions. During the years ended December 31, 2011, 2010 and 2009, the Company was allocated $12.7 million, $10.1 million and $10.4 million, respectively, of general corporate administrative expenses and stock-based compensation which have been included in general and administrative expenses on the accompanying consolidated statements of operations. The allocated administrative expenses were as follows:

	Years ended December 31,
	2011	2010	2009
Allocated financial services	$2,434	$2,020	$1,984
Allocated information systems services	2,060	2,695	2,317
Allocated executive management and other administrative services	6,553	4,408	5,455
Allocated stock-based compensation	1,690	974	669

	$12,737	$10,097	$10,425

As discussed in Note 1, the Company believes the assumptions and methodologies underlying the allocation of administrative expenses and stock-based compensation are reasonable. However, such expenses may not be indicative of the actual expenses that would have been or could be incurred by the Company if it was to operate as a standalone company. As such, the financial information herein may not necessarily reflect the consolidated financial position, results of operations, and cash flows of the Company in the future or if the Company had been a standalone entity during the periods presented.

Stock-based compensation includes equity awards granted to employees of the Company as well as allocated stock-based compensation expense associated with Carrols employees that provide administrative support to the Company. Effective August 15, 2011, Tim Taft was hired as the new Chief Executive Officer and President of the Company. On the one month anniversary of the date that the shares of the Company’s common stock (“Fiesta Common Stock”) begin trading publicly, the Company’s Chief Executive Officer will receive a

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

grant of restricted Fiesta Common Stock with an aggregate value of $2.0 million, based upon the average trading price of Fiesta Common Stock for the first four weeks the shares commence trading publicly. The restricted shares of Fiesta Common Stock to be granted to Mr. Taft will vest over four years at the rate of 25% per annum beginning on the first anniversary of the date of grant and will be subject to the provisions of the stock incentive plan to be adopted by the Company immediately prior to or simultaneous with the consummation of the spin-off.

8. Long Term Debt

Long -term debt consisted of the following:

	December 31,
	2011	2010
Collateralized:
Fiesta Restaurant Group 8.875% Senior Secured Second Lien Notes	$200,000	$—
Capital leases	1,008	1,064

	201,008	1,064
Less: current portion of long-term debt	(59)	(56)

	$200,949	$1,008

On August 5, 2011, Carrols LLC (a wholly owned subsidiary of Carrols that operates the Company’s Burger King restaurants) and the Company each entered into new and independent financing arrangements. The Company’s new senior secured credit facility consists of a revolving credit facility that provides for aggregate borrowings of up to $25.0 million. The Company also issued $200.0 million of 8.875% Senior Secured Second Lien Notes due 2016. The proceeds from these financings were used by Carrols to repay amounts outstanding under Carrols senior credit facility and Carrols 9% senior subordinated notes due 2013, as well as to pay all related fees and expenses. On January 1, 2012, there were no outstanding revolving credit borrowings under the new Fiesta Restaurant Group senior secured credit facility.

New Senior Secured Revolving Credit Facility. On August 5, 2011 the Company entered into a new first lien senior secured credit facility providing for aggregate revolving credit borrowings of up to $25.0 million (including $10.0 million available for letters of credit). The facility also provides for incremental increases of up to $5.0 million, in the aggregate, to the revolving credit borrowings available under the facility, and matures on February 5, 2016. On January 1, 2012, there were no outstanding borrowings under the Company’s senior secured revolving credit facility.

Borrowings under the Company’s senior secured credit facility bear interest at a per annum rate, at the Company’s option, of either (all terms as defined in the senior secured credit facility):

1)	the Alternate Base Rate plus the applicable margin of 2.0% to 2.75% based on the Company’s Adjusted Leverage Ratio (with an initial applicable margin set at 2.5% until the delivery of financial statements for the fourth fiscal quarter of 2011 to the agent and lenders under the Company’s senior secured credit facility); or

2)	the LIBOR Rate plus the applicable margin of 3.0% to 3.75% based on the Company’s Adjusted Leverage Ratio (with an initial applicable margin set at 3.5% until the delivery of financial statements for the fourth fiscal quarter of 2011 to the agent and lenders under the Company’s senior secured credit facility).

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

The Company’s obligations under its senior secured credit facility are secured by a first priority lien on substantially all of the Company’s assets and its material subsidiaries, as guarantors, (including a pledge of all of the capital stock and equity interests of its material subsidiaries).

The Company’s senior secured credit facility contains customary default provisions, including without limitation, a cross default provision pursuant to which it is an event of default under this facility if there is a default under any indebtedness of the Company having an outstanding principal amount of $2.5 million or more which results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due. As of January 1, 2012, the Company was in compliance with the covenants under its senior secured credit facility. After reserving $9.4 million for letters of credit guaranteed by the facility, $15.6 million was available for borrowing at January 1, 2012.

Senior Secured Second Lien Notes. On August 5, 2011, the Company issued $200.0 million of 8.875% Senior Secured Second Lien Notes due 2016 (the “Notes”) pursuant to an indenture dated as of August 5, 2011 governing such notes. The Notes mature and are payable on August 15, 2016. Interest is payable semi-annually on February 15 and August 15 with the first interest payment due on February 15, 2012. The Notes are guaranteed by all of the Company’s material subsidiaries and are secured by second-priority liens on substantially all of the Company’s and its material subsidiaries’ assets, (including a pledge of all of the capital stock and equity interests of its material subsidiaries).

The Notes are redeemable at the Company’s option in whole or in part at any time after February 15, 2014 at a price of 104.438% of the principal amount plus accrued and unpaid interest, if any, if redeemed before February 15, 2015, 102.219% of the principal amount plus accrued and unpaid interest, if any, if redeemed after February 15, 2015 but before February 15, 2016 and 100% of the principal amount plus accrued and unpaid interest, if any, if redeemed after February 15, 2016. Prior to February 14, 2014, the Company may redeem some or all of the Notes at a redemption price of 100% of the principal amount of each note plus accrued and unpaid interest, if any, and a make-whole premium. In addition, at any time prior to February 15, 2014, the Company may redeem up to 35% of the Notes with the net cash proceeds from specified equity offerings at a redemption price equal to 108.875% of the principal amount of each note to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

The Notes are jointly and severally guaranteed, unconditionally and in full by the Company’s material subsidiaries which are directly or indirectly 100% owned by the Company. Separate condensed consolidating information is not included because the Company is a holding company that has no independent assets or operations. In addition, assets and operations of non-guarantor subsidiaries are minor. There are no significant restrictions on the ability of the Company or any of the guarantor subsidiaries to obtain funds from its respective subsidiaries. All consolidated amounts in the Company’s financial statements are representative of the combined guarantors.

The indenture governing the Notes includes certain covenants, including limitations and restrictions on the Company and its material subsidiaries who are guarantors under such indenture to incur additional debt, issue preferred stock, pay dividends or make distributions in respect of capital stock or make certain other restricted payments or investments, incur liens, sell assets, enter into transactions with affiliates, agree to payment restrictions affecting certain of its material subsidiaries and enter into mergers, consolidations or sales of all or substantially all of the Company’s or its material subsidiaries’ assets. These covenants are subject to certain exceptions and qualifications including, without limitation, permitting the spin-off transaction discussed in Note 1.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

The indenture governing the Notes contains customary default provisions, including without limitation, a cross default provision pursuant to which it is an event of default under these Notes and the indenture if there is a default under any indebtedness of the Company having an outstanding principal amount of $15.0 million or more which results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due. The Company was in compliance as of January 1, 2012 with the restrictive covenants of the indenture governing the Notes.

9. Lease Financing Obligations

The Company entered into sale-leaseback transactions in various years that did not qualify for sale-leaseback accounting due to certain forms of continuing involvement and, as a result, the leases were classified as financing transactions in both the Carrols consolidated financial statements and the Company’s consolidated financial statements. Under the financing method, the assets remain on the consolidated balance sheet and the proceeds received by the Company from these transactions are recorded as a lease financing liability. Payments under these leases are applied as payments of imputed interest and deemed principal on the underlying financing obligations.

These leases generally provide for an initial term of 20 years plus renewal options. The rent payable under such leases includes a minimum rent provision and in some cases, includes rent based on a percentage of sales. These leases also require payment of property taxes, insurance and utilities.

During the second quarter of 2011, the Company entered into a sale-leaseback transaction for a restaurant property that did not qualify for sale-leaseback accounting and the net proceeds of $1.7 million were recorded as a lease financing obligation. In the third quarter of 2011, the condition that precluded sale-leaseback accounting was cured. As a result, the Company reduced its lease financing obligations by $1.7 million and recorded a loss of $0.1 million which is included in other expense on the consolidated statement of operations. At December 31, 2011 and 2010, the balance of these lease financing obligations was $8,870 and $8,871, respectively.

In addition, for certain of the Company’s sale-leaseback transactions, Carrols has guaranteed the lease payments on an unsecured basis or is the primary lessee on the leases associated with certain of the Company’s sale-leaseback transactions. In the Company’s combined financial statements, ASC 840-40-25-16 “Sale-Leaseback Transactions”, requires the Company to classify these leases as lease financing transactions because the guarantee from a related party constitutes continuing involvement and causes the sale to not qualify for sale-leaseback accounting. The accompanying combined balance sheets include lease financing obligations of $114,149 and $114,104 at December 31, 2011 and 2010, respectively associated with these transactions.

At December 31, 2011, payments required on all lease financing obligations were as follows:

2012	$10,982
2013	11,036
2014	11,075
2015	11,144
2016	11,585
Thereafter, through 2030	191,731

Total minimum lease payments	247,553
Less: Interest implicit in obligations	(124,534)

Total lease financing obligations	$123,019

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

The interest rates on lease financing obligations ranged from 7.0% to 10.8% at December 31, 2011. Interest expense on lease financing obligations totaled $11,288, $10,939 and $10,610 for the years ended December 31, 2011, 2010 and 2009, respectively.

10. Other Income

In 2011, the Company recorded a loss of $0.1 million from the sale of a Taco Cabana property in a sale-leaseback transaction.

During 2009, the Company recorded gains of $0.8 million which included a gain of $0.6 million related to an insurance recovery for damages to Taco Cabana restaurants associated with Hurricane Ike and $0.2 million related to the sale of a non-operating property.

11. Income Taxes

The Company’s taxable income has historically been included in the consolidated U.S. federal income tax return of Carrols and in income tax returns filed by Carrols with certain state taxing jurisdictions. The Company’s income tax provision has been computed and presented in these combined financial statements as if it were a separate taxpaying entity and was comprised of the following for the years ended December 31:

	Year ended December 31,
	2011	2010	2009
Current:
Federal	$2,761	$5,095	$4,107
Foreign	286	256	310
State	1,632	1,363	1,189

	4,679	6,714	5,606

Deferred (prepaid):
Federal	155	(2,608)	(319)
State	(324)	(328)	(324)

	(169)	(2,936)	(643)

Valuation allowance	125	(14)	82

	$4,635	$3,764	$5,045

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The components of deferred income tax assets and liabilities at December 31, 2010 and 2009 were as follows:

	December 31,
	2011	2010
Current deferred income tax assets:
Inventory and other reserves	$4	$23
Accrued vacation benefits	1,346	1,245
Other accruals	426	1,032

Current deferred income tax assets	1,776	2,300

Long term deferred income tax assets (liabilities):
Deferred income on sale-leaseback of certain real estate	6,414	6,821
Lease financing obligations	906	843
Lease financing obligations—guaranteed by parent	5,752	4,540
Property and equipment depreciation	(3,428)	(2,213)
Amortization of other intangibles, net	(2,905)	(2,891)
Occupancy costs	3,935	3,464
Tax credit carryforwards	674	549
Other	985	527

Long-term net deferred income tax assets	12,333	11,640
Less: Valuation allowance	(674)	(549)

Total long-term deferred income tax assets	11,659	11,091

Carrying value of net deferred income tax assets	$13,435	$13,391

The Company establishes a valuation allowance to reduce the carrying amount of deferred income tax assets when it is more likely than not that it will not realize some portion or all of the tax benefit of its deferred tax assets. The Company evaluates whether its deferred income tax assets are probable of realization on a quarterly basis. In performing this analysis, the Company considers all available evidence including historical operating results, the estimated timing of future reversals of existing taxable temporary differences and estimated future taxable income exclusive of reversing temporary differences and carryforwards. At December 31, 2011 and 2010, the Company had a valuation allowance of $674 and $549, respectively, against net deferred income tax assets due to foreign income tax credit carryforwards where it was determined more likely than not that the deferred income tax asset amounts would not be realized. The estimation of future taxable income for federal and state purposes and the Company’s ability to realize deferred income tax assets can significantly change based on future events and operating results. Thus, recorded valuation allowances may be subject to future changes that could be material.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

The Company’s effective tax rate was 32.7%, 34.8% and 37.6% for the years ended December 31, 2011, 2010 and 2009, respectively. A reconciliation of the statutory federal income tax provision to the effective tax provision for the years ended December 31, 2011, 2010 and 2009 was as follows:

	2011	2010	2009
Statutory federal income tax provision	$4,962	$3,782	$4,694
State income taxes, net of federal benefit	850	673	562
Change in valuation allowance	125	(14)	82
Non-deductible expenses	67	47	54
Foreign taxes	286	256	310
Employment tax credits	(1,321)	(510)	(371)
Foreign tax credits	(229)	(205)	(248)
Miscellaneous	(105)	(265)	(38)

	$4,635	$3,764	$5,045

The Company’s state net operating loss carryforwards expire in varying amounts through 2031.

The Company’s policy is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. At December 31, 2011 and 2010, the Company had no unrecognized tax benefits and no accrued interest related to uncertain tax positions. The tax years 2008—2011 remain open to examination by the major taxing jurisdictions to which the Company is subject. Although it is not reasonably possible to estimate the amount by which unrecognized tax benefits may increase within the next twelve months due to uncertainties regarding the timing of examinations, the Company does not expect unrecognized tax benefits to significantly change in the next twelve months.

12. Business Segment Information

A correction to this footnote has been made to what was included in Exhibit 99.1 to the Carrols Restaurant Group, Inc. Annual Report on Form 10-K for the fiscal year ended January 1, 2012. The correction pertains to an administrative error in the finalization of the print version of this footnote which mislabeled segment general and administrative expense as segment restaurant rent expense and excluded segment restaurant rent expense for the years ended December 31, 2010 and 2009.

The Company is engaged in the quick-casual restaurant industry, with two restaurant concepts: Pollo Tropical and Taco Cabana. Pollo Tropical is a quick-casual restaurant brand offering a wide selection of tropical and Caribbean inspired menu items, featuring grilled chicken marinated in a proprietary blend of tropical fruit juices and spices. Taco Cabana is a quick-casual restaurant brand offering a wide selection of fresh Tex-Mex and traditional Mexican food, including sizzling fajitas, quesadillas, enchiladas, burritos and other Tex-Mex dishes.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. The following table includes Adjusted Segment EBITDA which is the measure of segment profit or loss reported to the chief operating decision maker for purposes of allocating resources to the segments and assessing their performance. Adjusted Segment EBITDA is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense and other income and expense and gains and losses on extinguishment of debt.

	Pollo Tropical	Taco Cabana	Other (2)	Consolidated

Year ended December 31, 2011:
Total revenues	$209,525	$265,443	$—	$474,968
Cost of sales	69,466	83,245	—	152,711
Restaurant wages and related expenses	49,025	80,058	—	129,083
Restaurant rent expense	6,034	10,896	—	16,930
General and administrative expense (1)	18,355	19,104	—	37,459
Depreciation and amortization	9,121	10,416	—	19,537
Adjusted Segment EBITDA	35,567	26,785
Capital expenditures	10,241	12,523	101	22,865

Year ended December 31, 2010
Revenues	$187,293	$251,778	$—	$439,071
Cost of sales	60,045	75,191	—	135,236
Restaurant wages and related expenses	45,890	76,629	—	122,519
Restaurant rent expense	5,971	10,649	—	16,620
General and administrative expense (1)	16,447	16,418	—	32,865
Depreciation and amortization	9,049	10,026	—	19,075
Adjusted Segment EBITDA	30,062	27,334	—
Capital expenditures	9,981	13,417	—	23,398

Year ended December 31, 2009
Revenues	$177,840	$254,280	$—	$432,120
Cost of sales	58,287	73,783	—	132,070
Restaurant wages and related expenses	43,999	76,106	—	120,105
Restaurant rent expense	6,509	10,928	—	17,437
General and administrative expense (1)	14,994	17,154	—	32,148
Depreciation and amortization	9,170	10,506	—	19,676
Adjusted Segment EBITDA	25,322	30,452	—
Capital expenditures	4,950	11,177	—	16,127

Identifiable Assets:
At December 31, 2011	$156,093	$206,807	$7,266	$370,166
At December 31, 2010	158,627	199,259	—	357,886
At December 31, 2009	160,593	199,532	—	360,125

(1)	Such amounts include general and administrative expenses related directly to each segment as well as allocated expenses associated with administrative support provided by Carrols including executive management, information systems, finance, legal and accounting, internal audit, human resources services and certain other administrative functions. See Note 7 for additional information.
(2)	The “Other” column includes items not allocated to the reportable segments and at December 31, 2011 consisted primarily of administrative capital expenditures and deferred financing costs associated with the issuance of indebtedness discussed in Note 8.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

A reconciliation of Adjusted Segment EBITDA to consolidated net income follows:

	Year ended December 31,
	2011	2010	2009
Adjusted Segment EBITDA:
Pollo Tropical	$35,567	$30,062	$25,322
Taco Cabana	26,785	27,334	30,452
Less:
Depreciation and amortization	19,537	19,075	19,676
Impairment and other lease charges	2,744	6,614	2,284
Interest expense	24,041	19,898	20,447
Provision for income taxes	4,635	3,764	5,045
Stock-based compensation	1,708	1,002	757
Other expense (income)	146	—	(799)

Net income	$9,541	$7,043	$8,364

13. Commitments and Contingencies

The Company is a party to various litigation matters incidental to the conduct of business. The Company does not believe that the outcome of any of these matters will have a material adverse effect on its consolidated financial statements.

14. Retirement Plans

Carrols offers the Company’s salaried employees the option to participate in the Carrols Corporation Retirement Savings Plan (the “Retirement Plan”). The Retirement Plan includes a savings option pursuant to section 401(k) of the Internal Revenue Code in addition to a post-tax savings option. Carrols may elect to contribute to the Retirement Plan on an annual basis. Carrols’s contribution is equal to 50% of the employee’s contribution to a maximum Carrols contribution of $520 annually for any plan year that Carrols participates in an employee match. Under the Retirement Plan, Carrols contributions begin to vest after one year and fully vest after five years of service. A year of service is defined as a plan year during which an employee completes at least 1,000 hours of service. Participating employees may contribute up to 50% of their salary annually to either of the savings options, subject to other limitations. The employees have various investment options available under a trust established by the Retirement Plan. Contributions made by Carrols to the Retirement Plan for the Company’s employees were $147, $127 and $119 for the years ended December 31, 2011, 2010 and 2009, respectively.

Carrols also has an Amended and Restated Deferred Compensation Plan which permits employees not eligible to participate in the Retirement Plan because they have been excluded as “highly compensated” employees (as so defined in the Retirement Plan) to voluntarily defer portions of their base salary and annual bonus. All amounts deferred by the participants earn interest at 8% per annum. There is no Company matching on any portion of the funds. At December 31, 2011 and 2010, a total of $710 and $673, respectively, was deferred by the Company’s employees under the Retirement Plan, including accrued interest.